SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                                 Amendment No. 2

                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                       American Natural Energy Corporation

                                (Name of Issuer)

                         Common Stock, $0.001 par value
                         ------------------------------
                         (Title of Class of Securities)

                                     02860R
                       -----------------------------------
                                 (CUSIP NUMBER)

                             Amiel David, President
                         3050 Post Oak Blvd., Suite 695
                              Houston, Texas 77056
                                 (713) 888-0895
                       -----------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                February 15, 2007
                       -----------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box
|_|.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.


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

CUSIP No. 02860R                       13D
--------------------------------------------------------------------------------
1     NAME OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      Dune Energy, Inc.         95-4737507
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                   (a) |_|
                                                                         (b) |_|

--------------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------------
4     SOURCE OF FUNDS

      OO
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) OR 2(e)                                         |_|


--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      Delaware
--------------------------------------------------------------------------------
               7     SOLE VOTING POWER

                     52,633,333 (upon conversion)
               -----------------------------------------------------------------
  NUMBER OF    8     SHARED VOTING POWER
   SHARES
 BENEFICIALLY        None
  OWNED BY     -----------------------------------------------------------------
    EACH       9     SOLE DISPOSITIVE POWER
  REPORTING
   PERSON            52,633,333 (upon conversion)
    WITH       -----------------------------------------------------------------
               10    SHARED DISPOSITIVE POWER

                     None
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      52,633,333 shares
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES  |_|


--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      49.8%*
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON

      CO
--------------------------------------------------------------------------------

----------
      * Based upon 52,997,673 shares of the Issuer's Common Stock issued and outstanding as of November 15, 2006, as reported by American Natural Energy Corporation in its Quarterly Report on Form 10-QSB for the period ended September 31, 2006 filed November 20, 2006, and assuming that no other outstanding Debentures are converted.

Item 1. Security and Issuer

      This statement relates to the purchase by the Reporting Person of the 8% Convertible Debentures, due September 30, 2006 (the "Debentures"), of American Natural Energy Corporation, an Oklahoma corporation (the "Issuer"), having its principal executive offices at 6100 South Yale, Suite 300, Tulsa, Oklahoma 74136. The Debentures are immediately convertible into shares of the Issuer's common stock, par value $0.001 per share (the "Common Stock"), at a conversion price of $0.15 per share. As of February 15, 2007, there were outstanding Debentures in the aggregate principal amount of $10,825,000, plus accrued and unpaid interest thereon. Holders of the Debentures hold a security interest in and first lien on, certain of the Issuer's assets, including Issuer's rights as Lessee under a certain oil, gas and mineral lease dated November 14, 1941, covering approximately 1,300 acres in St. Charles Parish, Louisiana (the "Lease").

Item 2. Identity and Background

      (a) Dune Energy, Inc. is the sole reporting person for purposes of this statement (the "Reporting Person"). Itera Holdings BV, a company organized under the laws of The Netherlands ("Itera"), controls the Reporting Person, owning approximately 59.7% of its issued and outstanding Common Stock. The officers and directors of the Reporting Person and of Itera are identified on APPENDIX A to this Schedule 13D and are collectively referred to herein, together with Itera, as "Control Persons."

      (b) The business address of the Reporting Person is 3050 Post Oak Blvd., Suite 695, Houston, Texas 77056. The business addresses of the Control Persons are set forth on APPENDIX A hereto.

      (c) The Reporting Person's principal business is oil and gas exploration and production. The principal businesses of the Control Persons are set forth on EXHIBIT A hereto.

      (d) Neither the Reporting Person nor any Control Person has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

      (e) Neither the Reporting Person nor any Control Person has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

      (f) The citizenship of each of the Reporting Person's officers and directors and the officers and directors of Itera is set forth on APPENDIX A hereto.

Item 3. Source and Amount of Funds

      The source of the funds used by the Reporting Person to acquire the Debentures to which this statement relates was newly-issued shares of the Reporting Person's restricted common stock, par value $0.001 per share (the "Dune Shares") tendered pursuant to the terms and conditions of that Offer to

Purchase, together with the Letter of Transmittal and other offering materials, filed by the Reporting Person as exhibits to Schedule TO, as amended, initially filed with the Commission on December 28, 2006 under Section 14(d) of the Securities and Exchange Act of 1934, as amended, and the rules promulgated by the Commission thereunder (the "Tender Offer"). On February 15, 2007 the Reporting Person accepted for purchase additional Debentures, having an aggregate principal amount of $1,860,000, validly tendered during the subsequent offering period of the Tender Offer, for which the Reporting Person delivered an aggregate of 524,615 Dune Shares for and in consideration of such Debentures (the "Tendered Debentures").

      The total number of shares of Dune Shares issued for the Tendered Debentures represents fifty-five percent (55%) of the outstanding principal amount of the Tendered Debentures, calculated in the Tender Offer as: (1) 55% multiplied by (2) a fraction, the numerator of which is the outstanding principal amount of the Tendered Debentures and the denominator of which is the average of the closing price per share of the Reporting Person's common stock as reported on the American Stock Exchange for the ten (10) consecutive trading days ending on January 26, 2007, or $1.95.

Item 4. Purpose of Transaction

      Notwithstanding controlling ownership by Itera of the Reporting Person, the offer to purchase the Debentures upon the terms and conditions of the Tender Offer was determined solely by the Reporting Person in the ordinary course of its business without any direction from or other involvement by Itera.

      Pursuant to an Exploration and Development Agreement dated effective August 26, 2005 between the Reporting Person and the Issuer, the Issuer assigned one-half of its contractual rights under a certain Development Agreement with a major integrated oil and gas company to the Reporting Person. That Development Agreement created an area of mutual interest ("AMI") in approximately 11,500 acres, inclusive of the Lease. To date, the Reporting Person has spent considerable funds to drill wells located within the AMI and, subject to further geological and geophysical investigation, may spend considerable additional capital in the AMI in the future. Given the Reporting Person's past investment in this joint development project, coupled with the potential for substantial recoveries of oil and gas within the AMI, the Reporting Person determined that it was in its best interests to tender its offer to purchase the outstanding Debentures (not already owned by the Reporting Person) and the corresponding security interest in the Lease.

      (a) Neither the Reporting Person nor any Control Person has any plan or proposal which relates to or which would have the effect of any acquisition of additional, or disposition of any, securities of the Issuer.

      (b) Neither the Reporting Person nor any Control Person has any plan or proposal which relates to or would result in an extraordinary transaction involving the Issuer or any subsidiary of the Issuer.

      (c) Neither the Reporting Person nor any Control Person has any plan or proposal which relates to or would result in a sale or transfer of a material amount of the assets of the Issuer or any subsidiary of the Issuer.

      (d) Neither the Reporting Person nor any Control Person has any plan or proposal which relates to or would result in any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board.

      (e) Neither the Reporting Person nor any Control Person has any plan or proposal which relates to or would result in a material change in the Issuer's present capitalization or dividend policy, except that if the Reporting Person converts the Debentures purchased under the December 2006 Transaction or the Tender Offer and/or acquires additional Debentures and converts them, then the issued and outstanding shares of the Issuer's Common Stock will increase accordingly.

      (f) Neither the Reporting Person nor any Control Person has any plan or proposal which relates to or would result in a material change in the business or corporate structure of the Issuer.

      (g) Neither the Reporting Person nor any Control Person named in this statement has any plan or proposal which relates to or would result in a change in the Issuer's charter, by-laws or instruments corresponding thereto which may impede the acquisition of the Issuer by any person.

      (h) Neither the Reporting Person nor any Control Person has any plan or proposal which relates to or would result in causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association.

      (i) Neither the Reporting Person nor any Control Person has any plan or proposal which relates to or would result in a class of equity securities of the Issuer becoming eligible for termination or registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended.

      (j) Neither the Reporting Person nor any Control Person has any plan or proposal which relates to or would result in any action similar to those described in paragraphs (a) through (i) above.

Item 5. Interest in Securities of the Issuer

      (a) Together with the Debentures acquired in the Initial Tender Period (as defined in Item 6) and the December 2006 Transaction discussed in Item 6 below, upon the Reporting Person's acceptance for purchase on February 15, 2007 of additional Debentures during the subsequent offering period under the Tender Offer, the Reporting Person owns a total of $7,895,000 in principal amount of the Debentures, or approximately 72.9% of the aggregate issued and outstanding principal amount of $10,825,000 of Debentures. All Debentures owned by the Reporting Person are immediately convertible into shares of Common Stock at the conversion price of $0.15 per share and became immediately due and payable on September 30, 2006. Interest on the Purchased Debentures is not convertible into shares of Common Stock.

      A conversion by the Reporting Person of all of the Debentures purchased in the December 2006 Transaction and the Tender Offer at February 15, 2007 (the "Acquired Debentures") would result in the issuance to the Reporting Person of 52,633,333 shares of the Issuer's common stock (the "Conversion Shares"). Giving effect to the Reporting Person's conversion of all of the Acquired Debentures, the Conversion Shares would constitute (i) approximately 49.8% of the issued and outstanding shares of the Issuer's common stock if the other outstanding Debentures are not converted and (ii) approximately 42.1% of the issued and outstanding shares of Issuer's common stock if all of the other Debentures not held by the Reporting Person are converted by the holder(s) thereof, in each case based upon 52,997,673 shares of Issuer's common stock issued and outstanding as of November 15, 2006 (exclusive of Conversion Shares).

      No Control Person has any beneficial ownership of any of the Debentures to which this statement relates, or any Conversion Shares, except that Itera may be deemed a beneficial owner of such Debentures and/or Conversion Shares for purposes of this statement by virtue of its control of the Reporting Person. Inasmuch as the acquisition of the Debentures by the Reporting Person was negotiated solely by the Reporting Person in the ordinary course of its business without any involvement of Itera, Itera disclaims any beneficial ownership in the Debentures and the Conversion Shares.

      (b) The Reporting Person has sole power to vote or direct to vote of the Purchased Debentures and the Conversion Shares and the sole power to dispose or to direct the disposition of the Purchased Debentures and the Conversion Shares, except that Itera may be deemed to have the power to direct the vote or disposition thereof by virtue of its control of the Reporting Person. However, inasmuch as the terms and conditions of the Tender Offer by the Reporting Person was determined solely by the Reporting Person in the ordinary course of its business without any involvement of Itera, the Reporting Person does not have any reason to anticipate any involvement by Itera in the exercise of such power.

      (c) Other than the Tender Offer described in this Schedule 13D, as amended, and the December 2006 Transaction discussed in Item 6 below, neither the Reporting Person nor any Control Person has effected any transaction involving the Issuer's securities within the sixty (60) preceding days.

      (d) No other person has the right to receive or the right to direct the receipt of dividends from, or the proceeds from the sale of, the Tendered Debentures or the Conversion Shares, except that Itera may be deemed to have the power to direct the receipt of either dividends or proceeds by virtue of its control of the Reporting Person. However, inasmuch as the terms and conditions of the Tender Offer was determined solely by the Reporting Person in the ordinary course of its business without any involvement of Itera, the Reporting Person does not have any reason to anticipate any involvement by Itera in the exercise of such power.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

      On February 1, 2007, the Company accepted for purchase Debentures, having an aggregate principal amount of $3,035,000, validly tendered and not properly withdrawn under the Tender Offer as of the expiration of the initial offering period at midnight, New York City time, January 31, 2007 (the "Initial Tender Period"). For and in consideration for the Debentures tendered in the Initial Tender Period the Reporting Person paid 856,026 Dune Shares, based upon a purchase price equal to 55% of the aggregate principal amount of the Debentures tendered divided by the average closing price of the Company's common stock for the 10 trading days ended on January 26, 2007, or $1.95. For further information on this transaction, reference is made to Amendment No. 4 of the Reporting Person's Tender Offer Statement on Schedule TO filed with the Commission on February 2, 2007.

      On December 22, 2006, the Reporting Person purchased Debentures in aggregate principal amount of $3 million, from TransAtlantic Petroleum Corp., an Alberta corporation ("TNP"), and purchased from TransAtlantic Petroleum (USA) Corp., a Colorado corporation ("USA"), various rights, properties and interests in and to land and to oil, gas and mineral leases and wells, and certain rights of recovery against the Issuer regarding revenues from such assets and from certain litigations (the "December 2006 Transaction"). The December 2006 Transaction was effected pursuant to a purchase and sale agreement entered into by and among the Reporting Person, TNP and USA for the aggregate purchase price paid by the Reporting person of $2 million (subject to certain adjustments), of which $500,000 was allocated to the Debentures. For further information on the December 2006 Transaction, reference is made to the Reporting Person's Current Report on Form 8-K, filed with the Commission on December 26, 2006.

      Except for the Reporting Person's filings with respect to the December 2006 Transaction and the Tender Offer, as well as the terms of the Debentures and of the underlying "Trust Indenture" dated as of June 29, 2005 (copies of which are filed as part of exhibit 4.1 to the Issuer's Current Report on Form 8-K filed with the Commission on July 6, 2005), neither the Reporting Person nor any Control Person has any contract, arrangement, understanding or relationship with any person with respect to the Debentures or the Conversion Shares.

Item 7. Material to be filed as Exhibits

      Appendix A - Control Persons.

      A copy of the Amended and Restated Credit Agreement, dated as of September 26, 2006, by and among the Reporting Person and the administrative agent and lenders party thereto was filed as Exhibit 10.1 to the Reporting Person's Current Report on Form 8-K filed September 28, 2006 and is incorporated herein by reference.

      Each of the Offer to Purchase, the Letter of Transmittal and other material disseminated in connection with the Tender Offer was filed as an exhibit to the Reporting Person's Tender Offer Statement on Schedule TO, as subsequently amended, filed with the Commission on December 28, 2006 and is incorporated herein by reference.

                                    SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

March 16, 2007                                DUNE ENERGY, INC.


                                              By: /s/ Alan Gaines
                                                  ------------------------------
                                                  Alan Gaines
                                                  Chief Executive Officer

                                   APPENDIX A

Name and Title                 Principal Business           Business Address         Citizenship
--------------                 ------------------           ----------------         -----------
Alan Gaines                    Chairman and Chief           3050 Post Oak Blvd.      United States
                               Executive Officer of the     Suite 695
                               Reporting Person             Houston, TX  77056

Amiel David                    President and Chief          3050 Post Oak Blvd.      United States
                               Operating Officer of the     Suite 695
                               Reporting Person             Houston, TX  77056

Hugh Idstein                   Chief Financial Officer      3050 Post Oak Blvd.      United States
                               of the Reporting Person      Suite 695
                                                            Houston, TX  77056

Richard M. Cohen               Secretary of the             3 Park Avenue            United States
                               Reporting Person             New York, NY 10016

Steven Barrenechea,            Restaurant Management        3050 Post Oak Blvd.      United States
Director of the Reporting                                   Suite 695
Person                                                      Houston, TX  77056

Igor V. Marchenko,             Vice-President -             95 Bavilova Street       Russian
Director of the Reporting      International Projects       Moscow, Russia 117335
Person                         and Business Structuring
                               of Itera Group

Raissa S. Frenkel,             President & CEO of Itera     9995 Gate Pkwy N.        United States
Director of the Reporting      International Energy         Jacksonville, FL
Person                         Corporation                  32256

Steven M. Sisselman,           Executive Vice-President     9995 Gate Pkwy N.        United States
Director of the Reporting      and COO of Itera             Jacksonville, FL
Person                         International Energy         32256
                               Corporation

Marshall Lynn Bass,            Financial Advisor            1221 McKinney            United States
Director of the Reporting      Weisser Johnson & Co.        Suite 3175
Person                                                      Houston, TX 77010

Itera Holdings BV              Investment holding           Keizergracht 442
                               company                      1016 GD Amsterdam
                                                            The Netherlands


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

OFFICERS AND
DIRECTORS OF
ITERA

--------------------------------------------------------------------------------------------------------
Igor V. Makarov Director       Chairman of the Itera        Sevastopolsky            Russian
of Itera Holdings BV           Group                        Prospekt
                                                            28/1
                                                            Moscow, Russia
--------------------------------------------------------------------------------------------------------
Fruytier & Van Bremen          Manager of Itera             Keizersgracht
Director of Itera Holdings     Holdings BV                  442
BV                                                          1016 GD Amsterdam
                                                            The
                                                            Netherlands
--------------------------------------------------------------------------------------------------------


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